

Mail Stop 3561

July 17, 2017

Via E-mail
Mr. James A. Beer
Executive Vice President and Chief Executive Officer
McKesson Corporation
One Post Street
San Francisco, CA 94104

> **Re: McKesson Corporation**
> **Form 10-K for the Year Ended March 31, 2017**
> **Filed May 22, 2017**
> **File No. 001-13252**

Dear Mr. Beer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Notes

2. Healthcare Technology Net Asset Exchange, page 72

1.   We note that on March 1, 2017 you contributed a majority of McKesson Technology Solutions businesses to a newly formed entity, Change Healthcare, LLC ("Change"). We understand that in exchange for this contribution you received a 70% economic interest in Change, Change Healthcare Holdings, Inc. owns the remaining equity interest, and you account for the investment as a joint venture using the equity method of accounting. Please provide us with an analysis explaining how you determined that Change is not a variable interest entity pursuant to ASC 810-10-15-14 that should be evaluated for consolidation pursuant to the guidance for variable interest entities outlined in ASC 810. Also, if you determined that Change is a variable interest entity, please indicate which

entity you determined to be the primary beneficiary and explain the basis for your conclusions.

11. Redeemable Noncontrolling Interests and Noncontrolling Interests

2.   We note that you disclose redeemable noncontrolling interests in your consolidated balance sheets as of March 31, 2016 and 2015. Please revise the notes to your financial statements to include reconciliations of the beginning and ending balances of redeemable noncontrolling interests for each period presented in your consolidated statements of operations. Refer to the guidance outlined in ASC 505-10-S99-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel, at (202) 551-3813 if you have any questions regarding comments on the financial statements and related matters. Please contact me with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining